Exhibit 99.1

PRESS RELEASE

DOLLAR TREE TO PRESENT AT NASDAQ's 16TH INVESTOR CONFERENCE, CONSUMER & FINANCE FORUM

CHESAPEAKE, Va. - December 5, 2005 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, will participate in NASDAQ's 16th Investor Conference, Consumer & Finance Forum being held December 6 - December 8, 2005, at the Renaissance Chancery Court Hotel in London, England. Dollar Tree's presentation is scheduled for Wednesday, December 7, at approximately 11:00 am EST. CFO Kent Kleeberger will discuss Dollar Tree's business and growth plans. A live audio-only web cast of the Company's presentation at the NASDAQ conference will be available on Dollar Tree's web site, www.DollarTree.com/medialist.cfm. A replay will be available within 24 hours of the presentation and can be accessed at the same location. This replay will be available until midnight Monday, December 12, 2005.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com

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